FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2013

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca Fourth Quarter and Full Year Results 2012

On Thursday, 31st January 2013, AstraZeneca will release fourth quarter and full year results for 2012 at 07:00GMT.

An analyst presentation covering the results will be held at 12:00gmt and can be joined, live, via teleconference on the following numbers:

UK (freephone): 0800 694 2370
US (freephone): 1 866 977 7645
Swedish (freephone): 0200 883 079
International:        +44 (0)1452 557 749

Conference ID: 86244797

Printable pdf versions of slides will be available to download on the AstraZeneca Investor Relations website http://www.astrazeneca.com/investors and the AstraZeneca Events website:
http://info.astrazenecaevents.com 15 minutes before the analysts presentation begins.

Details of the teleconference and webcast replay facilities are available on the Investor Relations section of the AstraZeneca Investor Relations website www.astrazeneca.com/investors and the AstraZeneca Events website: http://info.astrazenecaevents.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 30 January 2013	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary